

Mail Stop 3030

January 25, 2018

Via E-mail
Patrick S. Watson
Vice President Finance
Kennametal Inc.
600 Grant Street
Suite 5100
Pittsburgh, PA 15219

>   **Re: Kennametal Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2017**
>   **Filed August 14, 2017**
>   **File No. 001-05318**

Dear Mr. Watson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business segment review, page 19

1.   We note that in this section you present several non-GAAP measures, such as segment operating margin, segment organic sales growth percentage, segment business days sales growth percentage, segment foreign currency sales growth percentage, segment organic sales growth percentage by region, segment organic sales growth percentage by end market and segment divestiture sales growth percentage, without always identifying them as non-GAAP, providing the reconciliation or describing how they are calculated, and presenting the most directly comparable U.S. GAAP measures as required by Item

10(e)(1) of Regulation S-K. Please revise your presentations in future filings to comply with that guidance. This comment also applies to your future earnings releases filed on Form 8-K.

Item 8 – Financial Statements and Supplementary Data

Note 20 – Segment Data, page 67

2.   In future filings please revise the geographic information disclosure on page 69 to only include long-lived assets as required by ASC 280-10-50-41(b). Your current disclosure for the geographic information references total assets which includes goodwill, other intangibles assets, and deferred income taxes. Refer to ASC 280-10-55-23.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tara Harkins at (202) 551-3639 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery